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August 15, 2022

VIA EDGAR TRANSMISSION

Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549

Re:	First Light Acquisition Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 8, 2022

File No. 001-40789

Dear Mr. Regan:

On behalf of our client, First Light Acquisition Group, Inc., (the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 12, 2022, relating to the Preliminary Proxy on Schedule 14A (the “Proxy Statement”) filed with the Commission on August 8, 2022. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

1. Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Securities and Exchange Commission August 15, 2022 Page 2

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s sponsor, is not, is not controlled by, and does not have substantial ties with, a non-U.S. person.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8524 or by e-mail at frederick.green@weil.com.

Sincerely yours,

/s/ Frederick S. Green

Frederick S. Green

cc:	William J. Weber, Chairman and Chief Executive Officer, First Light Acquisition Group, Inc.